Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of January, 2006

                              CONVERIUM HOLDING AG
                ------------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                  Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No    X
                                    -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable



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                           Converium Holding Ltd, Zug


Zug, Switzerland - January 18, 2006 - Converium announces comprehensive changes to its Board of Directors.

The Board of Directors of Converium Holding Ltd will undergo significant changes. Chairman Peter Colombo will step down at the coming Annual General Meeting as he indicated at last year's Annual General Meeting. Vice Chairman Georg Mehl as well as Board members George G.C. Parker and Anton K. Schnyder will not be standing for re-election when their term expires at the 2006 Annual General Meeting. At this meeting, to be held on April 11, 2006, the Board of Directors will propose to Converium's shareholders the election of Lennart Blecher, Detlev Bremkamp and Harald Wiedmann as new members of the Board.

"The changes announced today are in line with my statement made at the 2005 Annual General Meeting that the rejuvenation of the Board is an important goal. Following a thorough and successful search the Board of Directors has now delivered on this promise," commented Chairman Peter Colombo. "It is the next logical step, now that the Board has successfully resolved the CEO succession by appointing Inga Beale as of February 1, 2006."

Converium is pleased about the willingness of Lennart Blecher, Detlev Bremkamp and Harald Wiedmann to stand for election.

Lennart Blecher (50) is an expert in finance and banking. After many successful years with ABB, he currently serves in a senior management role at HypoVereinsbank in Munich. Detlev Bremkamp (61) has in-depth knowledge of the global insurance industry. He has worked for Germany's Allianz Group for more than 40 years, for the last 15 years until his retirement in December 2005 as a member of the Group's Management Board. Harald Wiedmann (60) is a respected audit professional who is well known in the insurance industry. Until the end of 2005, he was CEO of KPMG Deutsche Treuhand-Gesellschaft AG and Chairman of KPMG Europe, Middle East and Africa.


                                  * * * * * * *

CVs

Detlev Bremkamp (German citizen)

Detlev Bremkamp served in a number of functions on the Board of Management at Allianz AG from 1991 to 2005, including responsibilities for European and overseas business, marine and aviation, alternative risk transfer and reinsurance. Prior to being promoted to the Board, he held a number of senior positions within the Allianz Group between 1971 to 1991, including Managing Director of Allianz Europe, and as member of the Board of Management within Allianz Versicherung. Mr. Bremkamp served his apprenticeship with Allianz and completed further training programs with English insurers, brokers and Lloyd's of London. He is a member of the supervisory board of ABB AG in Mannheim and Hochtief AG in Essen, both in Germany. Furthermore, he is on the advisory board of Lehman Brothers, London, and the Bayerische Landesbank in Munich, Germany. In addition, Mr. Bremkamp holds a number of board memberships in several other companies and committees in the financial sector.


Professor Dr. Harald Wiedmann (German citizen)

Professor Dr. Harald Wiedmann has been President of the German Accounting Standards Board in Berlin, Germany, since 2006. Before that, he worked in a variety of capacities within the KPMG Group from 1992 to 2005, first as a member of the Executive Board, then, from 1998 to 2005, as the CEO of KPMG Deutsche Treuhand-Gesellschaft AG, and, from 2002 until 2005, as Chairman of KPMG Europe, Middle East and Africa. From 1996 he was a member of the Executive Committee and the International Board of KPMG International. Prior to its merger with KPMG, he held a number of positions from 1974 in Peat Marwick Treuhand, an audit firm based in Frankfurt, Germany, most recently as Managing Partner. Professor Wiedmann was a member of the Main Technical Committee of the German Institute of Auditors (Hauptfachausschuss des Institutes der Wirtschaftsprufer) from 1988 to 1997, holding the post of President from 1993. He graduated with a degree in law from the German University of Munich in 1969 and obtained his doctorate and tax advisory qualification in 1976. He is an honorary professor at the University in Frankfurt and the Technical University in Berlin, both in Germany. He is the author of a number of publications on audit-related subjects and holds several professional memberships. Presently he is a member of the supervisory board of Praktiker Bau- und Heimwerkermarkte Holding AG, a company listed in Germany.


Lennart Blecher (Swedish citizen)

Lennart Blecher is Managing Director of the HypoVereinsbank in Munich, Germany, and is responsible for relationships with major European clients. From 2002 to 2004 he was the Managing Director of Acquisitions & Business Development for GE Commercial Finance in London. Between 1988 and 2002 he held a number of positions within the ABB Group in Zurich, Switzerland, including General Counsel of the Financial Services Group, President of Structured Finance and President of Equity Ventures. Before working for ABB, Mr. Blecher was an attorney in Sweden. He obtained a law degree from Lund University in Sweden in 1980 and an international law qualification from Dallas University in 1985. Mr. Blecher is a Board member of Nordkap Bank in Zurich, the Volito Group in Malmo, Sweden (as well as co-owner), AIG Private Bank in Zurich, and Brunswick Rail Leasing in Russia. He is also a member of the advisory board of EQT Opportunity Fund in Stockholm, Sweden. During the period from 2000 to 2002 he was Deputy Chairman of the Swedish Export Credit Corporation.


                                  * * * * * * *

Enquiries:

Esther Gerster                            Zuzana Drozd
Head of Public Relations                  Head of Investor Relations

esther.gerster@converium.com              zuzana.drozd@converium.com

Phone:         +41 (0) 44 639 90 22       Phone:         +41 (0) 44 639 91 20
Fax:           +41 (0) 44 639 70 22       Fax:           +41 (0) 44 639 71 20



About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 20 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.


                                  * * * * * * *


Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ` seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations , and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CONVERIUM HOLDING AG


                                        By:  /s/ Terry Clarke
                                           -------------------------
                                             Name:      Terry Clarke
                                             Title:     CEO


                                        By:  /s/ Christian Felderer
                                          -------------------------------
                                             Name: Christian Felderer
                                             Title: General Legal Counsel



Date: January 18, 2006